UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Third Quarter 2008
We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have reported our unaudited financial results for the third quarter ended September 30, 2008 as follows. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Third Quarter 2008 Financial Highlights:
•	Revenue of $541.8 million, up 22.7% quarter-over-quarter;
•	Annualized wafer production capacity reached 1.2 gigawatts (“GW”) by end the quarter;
•	Signed 14 long-term wafer supply agreements year-to-date;
•	Total wafer shipments increased 31.8% to 252.7 megawatts (“MW”) during the quarter;
•	Gross profit margin for the quarter was 22.7%; and
•	Completed a follow-on offering of 4.8 million American depositary shares (“ADSs”), further enhancing our resources for accelerated expansion plans.
Net sales for the third quarter of fiscal 2008 were $541.8 million, up 22.7% from $441.7 million for the second quarter of fiscal 2008, and up 241.4% from $158.7 million for the third quarter of fiscal 2007.
Gross profit for the third quarter of fiscal 2008 was $122.9 million, up 9.5% from $112.3 million for the second quarter of fiscal 2008, and up 151.3% from $48.9 million for the third quarter of fiscal 2007. Gross profit margin for the third quarter of fiscal 2008 was 22.7% compared to 25.4% in the second quarter of fiscal 2008 and 30.8% in the third quarter of fiscal 2007. Operating profit for the third quarter of fiscal 2008 was $107.8 million, up 7.5% from $100.3 million for the second quarter of fiscal 2008, and up 149.6% from $43.2 million for the third quarter of fiscal 2007. Operating profit margin for the third quarter of fiscal 2008 was 19.9% compared to 22.7% in the second quarter of fiscal 2008 and 27.2% in the third quarter of fiscal 2007.
Income tax expense for the third quarter of fiscal 2008 was $13.8 million, compared to income tax expense of $13.3 million in the second quarter of fiscal 2008.
Net income for the third quarter of fiscal 2008 was $88.4 million, or $0.77 per diluted ADS, compared to net income of $149.5 million, or $1.29 per diluted ADS for the second quarter of fiscal 2008.
We ended the third quarter of fiscal 2008 with $347.8 million in cash and cash equivalents and $115.0 million in short-term pledged bank deposits.
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	9/30/2008	6/30/2008
Assets
Current assets
Cash and cash equivalents	347,762	83,742
Pledged bank deposits	115,028	261,934
Trade accounts receivable, net	40,286	34,964
Inventories	702,314	656,202
Prepayments to suppliers	294,855	253,806
Other current assets	47,800	48,830
Deferred income tax assets	1,965	1,307

Total current assets	1,550,010	1,340,785

Property, plant and equipment, net	1,138,539	705,784
Deposits for purchases of property, plant and equipment	301,252	222,400
Intangible asset, net	1,074	1,103
Land use rights	97,818	78,946
Inventories to be processed beyond one year	7,678	10,529
Prepayments to suppliers expected to be utilized beyond one year	22,082	20,538
Pledged bank deposits — non-current	49,476	33,444

	9/30/2008	6/30/2008
Debt issuance costs, net	9,657	10,530
Investment in an associate	2,579	3,196
Deferred income tax assets	1,052	596

Total assets	3,181,217	2,427,851

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings and current portion of long-term bank borrowings	451,940	375,634
Trade accounts payable	59,165	67,003
Advance payments from customers	342,879	242,962
Accrued expenses and other payables	326,395	166,994
Income tax payable	5,023	5,293
Other financial liabilities	500	6,213

Total current liabilities	1,185,902	864,099

Long-term bank borrowings, excluding current portions	159,465	99,158
Convertible senior notes	400,000	400,000
Advance payments from customers — non-current	434,303	364,706
Other liabilities	2,172	2,252

Total liabilities	2,181,842	1,730,215

Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049 and 107,228,033 shares issued as of September 30 and June 30, 2008, respectively; 113,109,250 and 106,478,033 shares outstanding as of September 30 and June 30, 2008, respectively	11,311	10,648
Additional paid-in capital	441,913	238,555
Statutory reserve	18,697	18,697
Accumulated other comprehensive income	93,610	84,340
Retained earnings	433,844	345,396

Total shareholders’ equity	999,375	697,636

Total liabilities and shareholders’ equity	3,181,217	2,427,851

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$’000, except per ADS data)

	For the Three Months Ended
	9/30/2008	6/30/2008
Net sales	541,819	441,665
Cost of goods sold	(418,906)	(329,372)

Gross profit	122,913	112,293

Selling expenses	(1,567)	(599)
General and administrative expenses	(10,904)	(10,956)
Research and development expenses	(2,648)	(437)

Total operating expenses	(15,119)	(11,992)

Income from operations	107,794	100,301

Other income/(expenses):
Interest income	1,872	1,698
Interest expense and amortization of debt issuance costs	(10,612)	(10,197)
Foreign currency exchange (loss)/gain, net	(1,617)	5,823
Government subsidies	5,431	4,347

	For the Three Months Ended
	9/30/2008	6/30/2008
Change in fair value of prepaid forward contracts	—	60,028
Others	(641)	856

Earnings before income tax	102,227	162,856

Income tax expenses	(13,779)	(13,322)

Net income available to ordinary shareholders	88,448	149,534

Net income per ADS, Diluted	$0.77	$1.29

Incorporation by Reference
This report on Form 6-K (except our press release attached hereto as Exhibit 99.4) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
Attached hereto as Exhibit 99.4 is the press release we issued on November 19, 2008 relating to our unaudited financial results for the third quarter ended September 30, 2008, which is furnished to the SEC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 19, 2008

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